

07002408



SEC MAIL
PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
210
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 42043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHOENIX DERIVATIVES GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO. 25802

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

598 BROADWAY
NEW YORK, NY 10012

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS STEPHAN (212) 334-6245
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN & COMPANY, P.C.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nicholas Stephan swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of PHOENIX DERIVATIVES GROUP, LLC, as of DECEMBER 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



X ______________________
Signature

Managing Partner
Title



X ______________________
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCT. 27, 20 09

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
Phoenix Derivatives Group, LLC

We have audited the accompanying statement of financial condition of Phoenix Derivatives Group, LLC as of December 31, 2006 and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Derivatives Group, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, New York
February 6, 2007

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and Cash Equivalents	$ 2,889,727
	$ 2,889,727

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Income Taxes Payable	167,450
Payable to Member	2,665,292
	2,832,742
Member's Equity:	56,985
	$ 2,889,727

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF INCOME

DECEMBER 31, 2006

Income:	
Commisssions	$20,172,234
Interest	44,747
	20,216,981
Expenses:	
Employee Compensation	10,700,867
Management Fees	7,820,000
Professional Fees	514,851
Information Technology	716,065
Insurance	139,233
Regulatory Fees	45,371
Other Expenses	71,041
	20,007,428
Net Income (Loss) before Income Taxes	209,553
Provision for Income Taxes	171,540
Net Income	$38,013

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2006

Balance - Beginning of Year	$	18,972
Net Income (Loss)		38,013
Balance - End of Year	$	56,985

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2006

Cash Flows From Operating Activities:		
Net Income (Loss)	$	38,013
Adjustments to Reconcile Net Income to Cash From (Used in) Operating Activities:		
(Increase) Decrease in Assets:		
Commissions Receivable		1,526,628
Receivable From Clearing Broker		1,767
Receivable From Officer		1,472
Other Assets		40,554
Increase (Decrease) in Liabilities:		
Accounts Payable and Accrued Expenses		(2,384,352)
Income Taxes Payable		167,450
Payable to Member		2,665,292
Net Cash From (Used in) Operating Activities		2,056,824
Cash and Equivalents - Beginning of Year		832,903
Cash and Equivalents - End of Year	$	2,889,727

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:		
Interest	$	-
Taxes	$	171,450

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Nature of Business

Phoenix Derivatives Group, LLC (the "Company") is a Delaware Limited Liability Company conducting business as a broker/dealer in securities. In December, 2005 the Company changed ownership and is now engaged in the business of inter-dealer brokerage for credit default swaps.

The Company operated under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, was exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. The Company has entered into a management agreement with its Parent wherein it is agreed that the Parent will provide managerial and administrative assistance as well as office facilities including rent, overhead, maintenance and utilities. Total fees paid and accrued for the year ended December 31, 2006 amounted to approximately $7.82 million. The Parent Company was owed approximately $ 2.67 million at December 31, 2006.

3. Liabilities Subordinated to the Claims of General Creditors

The secured demand loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The loan was fully secured by Cash. The loan matured on December 31, 2006 and was not renewed.

4. Income Taxes

The Company operated as a Corporation until September 30, 2006 at which time the business was reorganized into a Limited Liability Company. The accompanying income statement reflects the year's operations. Since the Corporation was subject to Federal, State and Local income taxes, the provision for taxes is much greater than had the Company operated as an LLC for the entire year.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging credit default swaps for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions.

The Company's exposure to credit risk associated with possible errors that can be made by employees in arranging the swaps. The Company seeks to control this risk by monitoring account activity and the recording of customer orders.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2006, the Company's net capital of $ 1,872,697 was $ 1,683,848 in excess of its required net capital of $ 188,849. The Company's capital ratio was 151%.

PHOENIX DERIVATIVES GROUP, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2006

Balance - Beginning of Year	$	50,000
Additions or Withdrawals - Subordinated Loan matured December 31, 2006		(50,000)
Balance - End of Year	$	-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

PHOENIX DERIVATIVES GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2006

Member's Equity		56,985
Subordinated Liabilities		-
Total Member's Equity and Subordinated Liabilities		56,985
Other Additions:		
Discretionary Bonus		2,615,287
Other Deductions or Charges		
Tax Savings on Discretionary Bonus		799,575
Net Capital		1,872,697
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000		188,849
Capital in Excess of all Requirements		$ 1,683,848

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness	2,832,742	= 151%
Divided By Net Capital	1,872,697	

(*) Aggregate Indebtedness:

Income Taxes Payable	$ 167,450
Payable to Member	2,665,292
	$ 2,832,742

*NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Phoenix Derivatives Group, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen + Company, P.C.

New York, New York
February 6, 2007

END